United States securities and exchange commission logo





             April 28, 2021

       James DiPrima
       Chief Executive Officer
       Green Stream Holdings Inc.
       60 East 42nd Street
       Suite 4600
       New York, NY 10165

                                                        Re: Green Stream
Holdings Inc.
                                                            Amendment No. 4 to
Form 10-12G
                                                            Filed March 10,
2021
                                                            File No. 000-53279

       Dear Mr. DiPrima:

               We issued comments to you on the above captioned filing on March 26, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 12, 2021.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any questions.




             Sincerely,


             Division of Corporation Finance

             Office of Real Estate & Construction
       cc:                                              Peter Campitiello, Esq.